UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of
FOLIOMETRIX, LLC
and
STARBOARD INVESTMENT TRUST

                               Please direct all written or oral communications concerning this Application to:

A. Vason Hamrick
Secretary
Starboard Investment Trust
116 South Franklin Street
Rocky Mount, North Carolina 27804

                               with copies to:

Terrence Davis, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001

June 21, 2013

This Application (including exhibits) consists of 33 pages.
The exhibit index appears on page 27.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF FOLIOMETRIX, LLC 821 Pacific Street Omaha, NE 68108 and STARBOARD INVESTMENT TRUST 116 South Franklin Street Rocky Mount, NC 27804 Investment Company Act of 1940 File No. 812-________	: : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT

I.	INTRODUCTION

Starboard Investment Trust (the “Trust”), on behalf of Rx Dividend Income Fund, Rx Dynamic Growth Fund, Rx Dynamic Total Return Fund, Rx Tactical Rotation Fund, Rx High Income Fund, Rx Non Traditional Fund, Rx Premier Managers Fund, Rx Traditional Equity Fund, Rx Traditional Fixed Income Fund, Rx Tax Advantaged Fund, and Rx Fundamental Growth Fund (each, an “Rx Fund” and together, the “Rx Funds”), and FolioMetrix, LLC (the “Adviser”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).1  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment subadviser or subadvisers (each a “Subadviser” or collectively “Subadvisers”)2 to manage a portion of the assets of any Fund3 pursuant to an investment subadvisory agreement with a Subadviser (each a “Subadvisory Agreement” and together the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers.

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1   The Board of Trustees of the Trust (the “Board”) recently considered and approved a change in the name of certain of the Rx Funds.  More specifically, the Rx Dividend Income Fund formerly was known as the ISM Dividend Income Fund, the Rx Dynamic Growth Fund formerly was known as the ISM Dynamic Growth Fund, Rx Dynamic Total Return Fund formerly was known as the ISM Dynamic Total Return Fund, Rx Tactical Rotation Fund formerly was known as the ISM Global Alpha Tactical Fund, the Rx High Income Fund formerly was known as the ISM High Income Fund, the Rx Non Traditional Fund formerly was known as the ISM Non Traditional Fund, the Rx Premier Managers Fund formerly was known as the ISM Premier Asset Management Fund, Rx Traditional Equity Fund formerly was known as the ISM Strategic Equity Fund, Rx Traditional Fixed Income Fund formerly was known as the ISM Strategic Fixed Income Fund, and the Rx Tax Advantaged Fund formerly was known as the ISM Tax Free Fund.

2  If the Adviser wishes to use subadvisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, any Fund or of the Adviser (other than by reason of serving as a subadviser to a Fund) (“Affiliated Subadvisers”), to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the Subadvisory Agreement with any Affiliated Subadviser will be obtained.  The requested relief will not extend to Affiliated Subadvisers.

3  Applicants also request relief with respect to existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager-of-managers structure described in this Application; and (c)

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Rx Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of each such Rx Fund pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach (the “Manager of Managers Structure”), the Adviser will evaluate, allocate assets to, and oversee the Subadviser or Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.
The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Rx Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

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complies with the terms and conditions of this Application (together with each Rx Fund, the “Rx Funds” and each, individually, an “Rx Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.  The term “Board” also includes the board of trustees or directors of a future Fund, if different.

II.	BACKGROUND

A.	The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of twenty-three separate registered funds, and several additional funds that are in registration.  Each of the Trust’s funds has its own investment objective, policies and restrictions and is managed by various advisers and sub-advisers.
B.	The Adviser

The Adviser is a limited liability company organized under the laws of the State of Oregon.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser serves as the investment adviser of each Fund and will serve as investment adviser to any future Fund.  The Adviser’s primary business activity is providing investment management services to each Fund pursuant to the terms of an investment advisory agreement with the Trust (the “Advisory Agreement”).
Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of each Rx Fund’s business affairs and selecting each Rx Fund’s investments according to such Rx Fund’s investments objective, polices, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, at the Adviser’s own cost and expense, for the purpose of managing the investment of all or a portion of the assets of a given Rx Fund.
For the investment management services that it provides to a particular Rx Fund, the Adviser receives the fee specified in the applicable Advisory Agreement based on such Rx Fund’s average daily net assets.  The terms of the Advisory Agreement comply with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  The Advisory Agreement was approved by the Board, including a majority of the trustees who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and was approved by the initial shareholder of each Rx Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

C.	The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser has entered into a Subadvisory Agreement with:  Forward Management, LLC to provide investment advisory services to the Rx Dividend Income Fund (the “Dividend Income Fund”); and Navellier & Associates to provide investment advisory services to the Rx Fundamental Growth Fund (the “Fundamental Growth Fund”).4  The Fundamental Growth Fund is  newly organized and has not yet commenced operations.
Each Subadvisory Agreement has been (or will be) approved by the Board, including by a majority of the Independent Trustees; in the case of the Subadvisory Agreement with Forward Management, LLC, the shareholders of the Dividend Income Fund, and in the case of the Subadvisory Agreement with Navellier & Associates, the initial shareholder of the Fundamental Growth Fund  in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  In addition, the terms of each Subadvisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Subadviser, and any additional Subadviser when and if hired, to provide advisory services to a Subadvised Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.
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4  The Adviser has initially engaged a single Subadviser for each of the Dividend Income Fund and the Fundamental Growth Fund.  It is expected that the number of Subadvisers employed by either the Dividend Income Fund, the Fundamental Growth Fund, or another Fund could change over time.  The Dividend Income Fund and the Fundamental Growth Fund each may be referred to as a “Subadvised Fund” and together, as the “Subadvised Funds”.

The Adviser will select each future Subadviser based on the Adviser’s evaluation of the Subadviser’s skills in managing assets pursuant to particular investment styles, and recommend its hiring to the Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining each Subadviser and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and will make recommendations to the Board as needed.
Subject to approval by the Board and a majority of each Rx Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of each Rx Fund -- including, in particular the selection and supervision of the Subadvisers – will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of each Rx Fund and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for each such Rx Fund’s investment strategy and any such substrategy.  After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released.
The Adviser, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for a given Rx Fund.  In such cases, the Adviser will allocate and, when appropriate, reallocate any such Rx Fund’s assets among Subadvisers.  Each Subadviser will have discretionary authority to invest that portion of such Rx Fund’s assets assigned to it.  The Adviser intends to achieve each Rx Fund’s investment objective by selecting a separate Subadviser or Subadvisers to implement distinct sub-strategies or “programs” for each Rx Fund, based upon the Adviser’s evaluation of each Subadviser’s expertise and performance in managing its respective portion of such Rx Fund’s assets.  The Adviser will monitor each Subadviser for adherence to its specific strategy, and monitor the overall portfolio for compliance with the Rx Fund’s specific investment objective, policies and strategies.  In addition, the Adviser may manage a portion of the assets of any Rx Fund itself pursuant to its own investment strategy.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding each Rx Fund.  If an Rx Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about an Rx Fund or its Subadviser (such as a departure from the applicable Rx Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Rx Fund’s investment objective.  The Adviser will monitor possible replacement Subadvisers for any such Rx Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

No Rx Fund will rely on the requested order if the operation of such Rx Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.5  The Rx Fund’s prospectus contains (or will contain) the disclosure required by condition 2 set out in Section IV below.
For the investment advisory services they provide to an Rx Fund, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the applicable Rx Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the applicable Rx Fund.  Neither the Trust nor any Rx Fund will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.
D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating each Rx Fund.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the affected Rx Fund will not be sought or obtained.6
If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act:  (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the applicable Rx Fund on not more than sixty days written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
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5  Each Rx Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  If the requested order is granted before an Rx Fund commences a public offering, the initial sole shareholder will approve such Rx Fund’s reliance on the requested order.  If an Rx Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for such Rx Fund will contain appropriate disclosure that the Rx Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.

6  The Adviser acknowledges that material changes to Subadvisory Agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

Each Rx Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to such Rx Fund.  The prospectus contains (or will contain) information concerning the management and operation of each Rx Fund, including a description of the Subadvisers and the services they provide.  In addition, each Rx Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadvisers’ performance and periodically recommends to the Board which Subadvisers should be retained or released.
Each Rx Fund will disclose that it operates pursuant to the terms and conditions of any order issued by the Commission as a result of this Application.  Thus, all shareholders of an Rx Fund will be informed of:  (a) the means by which such Rx Fund obtains advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, each Rx Fund will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief.

III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:
It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:
(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:
(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:
“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, each Rx Fund:  (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the affected Rx Fund were to incur the costs of convening a special meeting of Rx Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and each Rx Fund, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.
2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  Each Rx Fund will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of each Rx Fund, the Adviser may use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of any Rx Fund’s portfolio delegated to Subadvisers.  Instead, the Adviser establishes an investment program for Rx Fund and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for each such Rx Fund and allocates all or a portion of the Rx Fund’s assets to the Subadvisers.  Those assets not managed by a Subadviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of each Rx Fund’s shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which each such Rx Fund will invest.

Each Rx Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  With respect to each Rx Fund, the Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investment objective of each such Rx Fund.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

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7  Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the investor, the role of the Subadvisers with respect to each Rx Fund is substantially equivalent to the role of the individual portfolio managers employed by the Adviser in connection with Rx Fund assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with each Rx Fund’s respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to Rx Fund or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about an Rx Fund’s management or about any Rx Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for each Rx Fund that are best suited to achieve the applicable Rx Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from each Rx Fund.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why an Rx Fund’s investors should be required to approve the Subadvisers’ relationships with an Rx Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.
In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by an Rx Fund or the Trust on behalf of an Rx Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the affected Rx Fund would be required.  In addition, each Rx Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Rx Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Rx Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of each Rx Fund are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of shareholders and will allow each such Rx Fund to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Rx Funds will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the affected Rx Fund.  Without the requested relief, each Rx Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Rx Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Rx Fund in question, any such Rx Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of the affected Rx Fund.

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of each Rx Fund, including the selection and supervision of each Subadviser, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  In addition, the Manager of Managers Structure will not be implemented with respect to an Rx Fund unless the initial Subadvisory Agreement is approved by the Rx Fund’s shareholders or, in the case of an newly organized Rx Fund, the initial shareholder, as required by Section 15(a) of the 1940 Act.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of each Rx Fund, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.
In evaluating the services that a Subadviser will provide to an Rx Fund, the Adviser considers certain information, including, but not limited to, the following:
(1)           the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of such Rx Fund;
(2)           the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to such Rx Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)           reports setting forth the financial condition and stability of the Subadviser; and
(4)           reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other mutual funds having similar investment objectives and asset sizes.
In obtaining this information, the Adviser will typically:  (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.
In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to each Rx Fund.  Although only the Adviser’s fee is payable directly by each Rx Fund, and the Subadvisers’ fees will be payable by the Adviser, the Subadvisers’ fees directly bear on the amount and reasonableness of the Adviser’s fee payable by such Rx Fund.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:
(1)           a description of the proposed method of computing the fees;
(2)           comparisons of the proposed fees to be paid by any Rx Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)           data with respect to the projected expense ratios of each Rx Fund and comparisons with other mutual funds of comparable size and strategy.
If the relief is granted, shareholders of each Rx Fund will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) of each Rx Fund includes all information required by Form N-1A concerning the qualifications of each current Subadviser.  If a new Subadviser is hired, the Rx Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Subadviser is hired for any Rx Fund, that Rx Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;8 and (b) the Rx Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multimanager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

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8 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.
Applicants have caused this Application to be duly signed on their behalf.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.
Each Rx Fund’s Advisory Agreement has received and each future Rx Fund’s advisory agreement will receive shareholder approval.  Prior to relying on the relief provided for under the order requested in this Application, the operation of any Rx Fund in the manner described in this Application will be approved by a majority of such Rx Fund’s outstanding voting securities, as defined in the 1940 Act or, in the case of an Rx Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 as set forth in Section IV below, by the initial shareholder(s) before offering shares of that Fund to the public.  Any such disclosure will provide that the Adviser is the primary provider of investment advisory services to any such Rx Fund, and that the Adviser may hire or change Subadvisers for any affected Rx Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.

In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Rx Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of an Rx Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.
B.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Preservation Trust Advisors, LLC, et al., Investment Company Act Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order);  Altegris Advisors, L.L.C., et al., Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); RidgeWorth Funds, et al., Investment Company Act Release Nos. 29743 (August 3, 2011) (notice) and 29773 (August 30, 2011) (order).
IV.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
Before any Rx Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of an Rx Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of each such Rx Fund to the public.

2.
Each Rx Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each such Rx Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.
Within 90 days of the hiring of a new Subadviser, shareholders of the affected Rx Fund will be informed of the hiring or termination of any Subsadviser pursuant to the Modified Notice and Access Procedures.

4.
The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the affected Rx Fund.

5.
At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.
Whenever a subadviser change is proposed for an Rx Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the affected Rx Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.	Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
8.
The Adviser will provide general management services to each Rx Fund, including overall supervisory responsibility for the general management and investment of each Rx Fund’s assets, and, subject to review and approval of the Board, will:  (a) set such Rx Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of such Rx Fund’s assets; (c) allocate and, when appropriate, reallocate such Rx Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with such Rx Fund’s investment objective, policies and restrictions.

9.
No trustee or officer of the Trust or any Rx Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

10.	Each Rx Fund will disclose in its registration statement the Aggregate Fee Disclosure.

11.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VI.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:
FOLIOMETRIX, LLC
821 Pacific Street
Omaha, NE 68108

and

STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:
Terrence Davis, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

STARBOARD INVESTMENT TRUST,
on behalf of its series:
Rx Dividend Income Fund,
Rx Dynamic Growth Fund,
Rx Dynamic Total Return Fund,
Rx Fundamental Growth Fund,
Rx Tactical Rotation Fund,
Rx High Income Fund,
Rx Non Traditional Fund,
Rx Premier Managers Fund,
Rx Traditional Equity Fund,
Rx Traditional Fixed Income Fund, and
Rx Tax Advantaged Fund

By:                    /s/   D. Jerome Murphey
Name:               D. Jerome Murphey
Title:                 President

FOLIOMETRIX, LLC

By:                    /s/   D. Jerome Murphey
Name:               D. Jerome Murphey
Title:                 President

VII.	LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)                                                                                                                                A-1 through A-2
Verifications of Signatures Required Pursuant to Rule 0-2(d)                                                                                                           B-1 through B-2

EXHIBIT A-1

Authorization for Starboard Investment Trust
Secretary’s Certificate

I, A. Vason Hamrick, Secretary of Starboard Investment Trust, a Delaware statutory trust (the “Trust”), do hereby certify that:

(1)           I am the Secretary of the Trust;

(2)	that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust; and

(3)           that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as Amended, and Rule 18f-2 thereunder; and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Trustees hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of D. Jerome Murphey, the duly elected and qualified president of the following series of the Trust:

Rx Dividend Income Fund	Rx Dynamic Growth Fund
Rx Dynamic Total Return Fund	Rx Fundamental Growth Fund
Rx Tactical Rotation Fund	Rx High Income Fund
Rx Non Traditional Fund	Rx Premier Managers Fund
Rx Traditional Equity Fund	Rx Traditional Fixed Income Fund
Rx Tax Advantaged Fund

IN WITNESS WHEREOF, I have hereunto set my hand this 21st, day of June, 2013.

/s/ A. Vason Hamrick
A. Vason Hamrick
Secretary,
Starboard Investment Trust

EXHIBIT A-2

Authorization for FolioMetrix, LLC
President’s Certificate

I, D. Jerome Murphey, President of FolioMetrix, LLC, an Oregon limited liability company (the “Advisor”), do hereby certify that:

(1)	I am the President of the Advisor;

(2)	that the following is a true and complete copy of the resolutions duly adopted by the Board of Managers of the Advisor; and

(3)	that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Advisor be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Advisor, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as Amended, and Rule 18f-2 thereunder; and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Advisor any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Managers hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is my genuine signature, the duly elected and qualified Managing Partner of the Advisor.

IN WITNESS WHEREOF, I have hereunto set my hand this ____, day of June, 2013.

                        /s/ D. Jerome Murphey
D. Jerome Murphey
President
FolioMetrix, LLC

EXHIBIT B-1

Verification for Starboard Investment Trust

State of Nebraska        :

County of Douglas     :           ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for and Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of the following series of Starboard Investment Trust (collectively, the “Rx Funds”):
Rx Dividend Income Fund	Rx Dynamic Growth Fund
Rx Dynamic Total Return Fund	Rx Fundamental Growth Fund
Rx Tactical Rotation Fund	Rx High Income Fund
Rx Non Traditional Fund	Rx Premier Managers Fund
Rx Traditional Equity Fund	Rx Traditional Fixed Income Fund
Rx Tax Advantaged Fund

The undersigned further states that he is the President of the Rx Funds and that all actions of the Board of Trustees of the Starboard Investment Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

STARBOARD INVESTMENT TRUST,
on behalf of its series:
Rx Dividend Income Fund,
Rx Dynamic Growth Fund,
Rx Dynamic Total Return Fund,
Rx Fundamental Growth Fund,
Rx Tactical Rotation Fund,
Rx High Income Fund,
Rx Non Traditional Fund,
Rx Premier Managers Fund,
Rx Traditional Equity Fund,
Rx Traditional Fixed Income Fund, and
Rx Tax Advantaged Fund

By:                    /s/ D. Jerome Murphey
Name:               D. Jerome Murphey
Title:                 President

Subscribed and sworn to before me, a Notary Public on this the 19th day of June, 2013.

/s/ Christopher Michael Zales
Notary Public
My Commission expires:  December 18, 2016

EXHIBIT B-2

Verification for FolioMetrix, LLC

State of Nebraska       :

County of Douglas   : ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for and Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of FolioMetrix, LLC (the “Advisor”), that he is the President of the Advisor and that all actions of the Advisor necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:                  /s/ D. Jerome Murphey
Name:              D. Jerome Murphey
Title:               President
FolioMetrix, LLC